SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                            ORTEC INTERNATIONAL, INC.
                -----------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    68749B108
                           -------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 12, 1998
                        -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 10 Pages

                                                              Page 2 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1        Name of Reporting Person
         I.R.S. Identification Nos. of Above Persons (Entities Only)

               SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            823,800\1\

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            14.29%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
\1\  See Item 5.

                                                              Page 3 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1        Name of Reporting Person
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            930,300\1\

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                            16.13%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
\1\  See Item 5.

                                                              Page 4 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1        Name of Reporting Person
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            823,800\1\

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [X]

13       Percent of Class Represented By Amount in Row (11)

                                            14.29%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
\1\  See Item 5.

                                                              Page 5 of 10 Pages

               This Amendment No. 8 to Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Shares"), of Ortec International, Inc. (the "Issuer"). This Amendment No. 8 supplementally amends the initial statement on Schedule 13D dated September 29, 1997, filed by the Reporting Persons (as defined herein) and all amendments thereto (collectively, the "Initial Statement"). This Amendment No. 8 is being filed to report that as a result of a recent acquisition of Shares of the Issuer, the number of Shares of which certain of the Reporting Persons may be deemed the beneficial owners has increased by more than one percent of the total outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This Statement is being filed by SFM LLC, Mr. Soros and Mr. Druckenmiller (collectively, the "Reporting Persons"). This Statement relates to Shares held for the accounts of Quasar Partners and Lupa (as defined herein).

               This Item 2 is supplemented as follows:

               Lupa Family Partners ("Lupa") is a New York limited partnership which is primarily engaged in securities investment. In his capacity as one of two general partners, Mr. Soros exercises voting and dispositive power with respect to securities held for the account of Lupa. The other general partner of Lupa is Mr. Paul Soros, Mr. Soros' brother, who does not normally exercise voting or dispositive power over the investments held by Lupa. Mr. Paul Soros, a United States citizen, is a private investor. Mr. Paul Soros has his principal office at 888 Seventh Avenue, New York, New York 10106.

Updated information concerning the Managing Directors of SFM LLC is set forth in Annex A hereto and incorporated herein by reference.

Item 3.        Source and Amount of Funds or Other Consideration.

               JS&C expended approximately $84,438 of the working capital of Quasar Partners to purchase the Shares reported herein as being acquired since January 30, 1998 (the date of filing of the last statement on Schedule 13D).

               Lupa has granted investment discretion over certain of its funds to JS&C pursuant to an investment advisory contract between Lupa and JS&C (the "Lupa Contract"). The Shares reported herein as being held for the account of Lupa were acquired at the direction of JS&C. JS&C expended approximately $1,528,568 of the working capital of Lupa to purchase the Shares reported herein as being acquired since January 30, 1998 (the date of filing of the last statement on Schedule 13D).

               The Shares held for the account of Quasar Partners and Lupa may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

                                                              Page 6 of 10 Pages

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the account of Quasar Partners or Lupa were acquired or disposed of for investment purposes. Neither Quasar Partners Lupa, nor any of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

               Mr. Soros, Mr. Druckenmiller and SFM LLC reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of Quasar Partners, market conditions or other factors.

               Mr. Soros reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of Lupa, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) As a consequence of SFM LLC's ability to terminate the JS&C Contract with respect to all investments, including those involving the Shares held for the account of Quasar Partners, and acquire voting and dispositive power over the Shares held for the account of Quasar Partners within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr.
Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of the 823,800 Shares held for the account of Quasar Partners. In total, each of SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 823,800 Shares held for the account of Quasar Partners (approximately 14.29% of the total number of Shares outstanding).

                    (ii) The aggregate number of Shares of which Mr. Soros may be deemed the beneficial owner is 930,300 (approximately 16.13% of the total number of Shares outstanding). This number consists of (A) 823,800 Shares held for the account of Quasar Partners and (B) 106,500 Shares held for the account of Lupa.

               23,700 Shares are held for the account of Quasar Rabbico N.V., a Netherlands Antilles corporation ("Quasar Rabbico") which is a wholly owned subsidiary of Quasar Partners. Investment discretion granted to SFM LLC, pursuant to contracts with the SFM Clients, does not extend to portfolio investments of Quasar Rabbico, including the investment in the Shares. Each of SFM LLC, Mr. Soros and Mr. Druckenmiller expressly disclaims beneficial ownership of any such Shares.

               (b) (i) The power to direct the voting and disposition of the Shares held for the account of Quasar Partners is currently vested in JS&C pursuant to the JS&C Contract. SFM LLC has the contractual authority on behalf of Quasar Partners to terminate the JS&C Contract within 60 days and, as a result, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have the voting and dispositive power held by JS&C, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises such power, with respect to the 823,800 Shares held for the account of Quasar Partners.

                                                              Page 7 of 10 Pages

                    (ii) The power to direct the voting and disposition of the Shares held for the account of Lupa is currently vested in JS&C pursuant to the Lupa Contract. Mr. Soros, by virtue of his position as a general partner of Lupa, has the contractual authority on behalf of Lupa to terminate the Lupa Contract within 60 days and, as a result, Mr. Soros may be deemed to have the voting and dispositive power held by JS&C, notwithstanding the fact that Mr. Soros currently does not exercise such power, with respect to the 106,500 Shares held for the account of Lupa. Mr. Paul Soros, the other general partner of Lupa, does not normally exercise voting and dispositive power over the investments held for the account of Lupa.

               (c) Except for the transactions disclosed on Annex B hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since January 30, 1998 (the date of filing of the last statement on Schedule 13D) by any of the Reporting Persons, Quasar Partners or Lupa.

               (d) (i) The partners of Quasar Partners, including Quasar International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

                    (ii) The partners of Lupa have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by Lupa in accordance with their ownership interests in Lupa.

               (e) Not applicable.

               SFM LLC and Mr. Druckenmiller expressly disclaim beneficial ownership of any Shares not held for the accounts of the SFM Clients. Mr. Soros expressly disclaims beneficial ownership of any Shares not held for the accounts of the SFM Clients and Lupa.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               From time to time, each of the Reporting Persons, Quasar Partners and Lupa may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable law, each of such persons or entities may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as set forth herein, the Reporting Persons, Quasar Partners and Lupa do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                                              Page 8 of 10 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 19, 1998

                                        SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                              Page 9 of 10 Pages

                                     ANNEX A


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                                  Scott K. H. Bessent
                                    Walter Burlock
                                   Brian J. Corvese
                                     L. Kevin Dann
                                  Jeffrey L. Feinberg
                                     Arminio Fraga
                                    Gary Gladstein
                                       Ron Hiram
                                   Robert K. Jermain
                                    David N. Kowitz
                                  Alexander C. McAree
                                     Paul McNulty
                                 Gabriel S. Nechamkin
                                      Steven Okin
                                     Dale Precoda
                                  Lief D. Rosenblatt
                                    Mark D. Sonnino
                                Filiberto H. Verticelli
                                    Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

               (a)       None of the above persons holds any Shares.

               (b)       None  of  the   above   persons   has  any   contracts,
                         arrangements,   understandings  or  relationships  with
                         respect to the Shares.



                                                                                           Page 10 of 10 Pages

                                                    ANNEX B

                                  RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                           ORTEC INTERNATIONAL, INC.




                                     Date of               Nature of          Number of          Price Per
For the Account of                 Transaction            Transaction           Shares             Share
------------------                 -----------            ------------        ---------          ---------

Quasar Partners/1/                  1/30/98               BUY                   5,000             14.0875
                                    1/30/98               BUY                   1,000             14.0000

Lupa/1/                             3/2/98                BUY                  15,000             14.0000
                                    3/2/98                BUY                   5,000             13.9375
                                    3/4/98                BUY                   2,000             13.7500
                                    3/5/98                BUY                   3,000             13.8750
                                    3/6/98                BUY                  18,000             13.9965
                                    3/9/98                BUY                   1,700             13.9375
                                    3/10/98               BUY                   1,800             14.0625
                                    3/10/98               BUY                   2,500             14.2500
                                    3/12/98               BUY                   2,000             14.0000
                                    3/12/98               BUY                   3,000             14.1250
                                    3/12/98               BUY                  10,000             14.1250
                                    3/13/98               BUY                   6,000             14.4375
                                    3/16/98               BUY                     500             14.3750
                                    3/17/98               BUY                   5,000             15.1250
                                    3/17/98               BUY                  26,000             14.8894
                                    3/18/98               BUY                   5,000             15.0000


--------
1        Transactions effected at the direction of JS&C.
